Exhibit 4.1

EXECUTION VERSION

AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT

THIS AMENDMENT (the “Amendment”), dated as of October 24, 2011, to the Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of January 31, 2011, between ADOLOR CORPORATION, a Delaware corporation (the “Company”), and BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. (formerly known as STOCKTRANS, A BROADRIDGE COMPANY), a Pennsylvania corporation (the “Rights Agent”), is being executed at the direction of the Company.  Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given them in the Rights Agreement.

W I T N E S S E T H

WHEREAS, Section 27 of the Rights Agreement provides that the Company and the Rights Agent may, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock;

WHEREAS , Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and the Company contemplate entering into an Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, the Company desires to amend the Rights Agreement, as set forth herein, to facilitate the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 27 thereof, and in consideration of the foregoing and the mutual agreements herein set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.               AMENDMENT TO SECTION 1.  The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby amended by deleting clause (ii) of Section 1(a)in its entirety and the following should be inserted in its place:

An Acquiring Person shall not include (A) the Company, (B) any Subsidiary of the Company, (C) any employee benefit and/or savings plan of the Company, or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (D) any Person who falls within the definition of an Acquiring Person pursuant to Section 1(a)(i), but falls within such definition solely as a result of a reduction in the number of shares of Common Stock (or securities convertible into or exchangeable for Common Stock) outstanding due to the acquisition of Beneficial Ownership of shares of Common Stock by the Company unless and until such Person, after that such Person has become an Acquiring Person as a result of such acquisition of Beneficial Ownership of Common Stock by the Company, acquires Beneficial Ownership of any additional shares of Common Stock, (E) any Person who qualifies as an Acquiring Person pursuant to Section 1(a)(i), if the Board of Directors determines in good faith that a Person who would not otherwise be an Acquiring Person had become such solely as a result of an inadvertent acquisition (including, without limitation, because (x) such Person was unaware that it beneficially owned a percentage of the Common Stock that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of Section 1(a)(i), or (y) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), without any intention of changing or influencing the control of the Company, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person pursuant to Section 1(a)(i), and (F) Cubist Pharmaceuticals, Inc. (“Cubist”) and FRD Acquisition Corporation (“Sub”), or any of their respective Affiliates by reason of (I) the approval, execution, delivery, performance or public announcement of the Merger Agreement (the “Merger Agreement”), dated as of October 24, 2011, among Cubist, Sub and the Company, (II) the commencement or public announcement of the Offer (as defined in the Merger Agreement), (III) the purchase of Common Stock pursuant to the Offer, (IV) the consummation or public announcement of the Merger (as defined in the Merger Agreement), (V) the exercise, or public announcement of the exercise, of the Top-Up Option (as defined in the Merger Agreement) and the purchase of the Top-Up Shares (as defined in the Merger Agreement), (VI) the execution and entry into Tender and Voting Agreements (as defined in the Merger Agreement) to be entered into by and among Cubist, Sub and certain stockholders of the Company, (VII)  any combination of (I) through (VI).

Section 2.               New Section.  A new Section 35 shall be added to the Rights agreement which shall read in its entirety:

Notwithstanding anything herein to the contrary, immediately prior to the Acceptance Time (as defined in the Merger Agreement), this Agreement shall terminate and shall have no further force and effect and the Rights shall expire and become null and void, without any payment, liability or obligation on the part of the Company, the Rights Agent or the holders of any Rights to any holder. The Company shall give the Rights Agent prior written notice of the Acceptance Time and shall remain obligated to pay the Rights Agent and to indemnify the Rights Agent in accordance with Section 18 of the Rights Agreement.

Section 3.               Effectiveness.  This Amendment shall become effective as of the date first written above, as if executed on such date.  Except as specifically amended by this Amendment, all other terms and conditions of the Rights Agreement shall remain in full force and effect and are hereby ratified and confirmed.

Section 4.               Benefits of this Agreement.  Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock)

any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock).

Section 5.               Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Section 6.               Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 7.               Descriptive Headings.  Descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Remainder of page intentionally left blank]

[Signature Page to Amendment to Amended and Restated Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

ADOLOR CORPORATION

By:	/s/ Michael R. Dougherty
Name:	Michael R. Dougherty
Title:	President and CEO

BROADRIDGE CORPORTE ISSUER SOLUTIONS, INC.

By:	/s/ Linnette Samuels
Name:	Linnette Samuels
Title:	Vice President